

September 23, 2016


Edward C. Lawrence, Esq.
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029

Re:     Peach Tree Alternative Strategies Fund, File Nos. 333-213296; 811-23184

Dear Mr. Lawrence:

On August 24, 2016, you filed on behalf of the Peach Tree Alternative Strategies Fund ("Fund" or "Registrant"), a closed-end management investment company, a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments.

General Comments

1. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

Cover Page

2. As the securities are to be offered on a best efforts basis, please disclose any arrangements to place the funds received in an escrow, trust, or similar arrangement. If no arrangements have been made, so state. See Item 1.g., Instruction 5 of Form N-2.

3. Please confirm that a footnote to the pricing table will disclose the expenses of issuance and distribution as required by Item 27 of Form N-2. See Item 1.g., Instruction 6 of Form N-2.

4. On page i, the list of potential investment strategies includes "structured product arbitrage." Subsequent disclosure (e.g., pages 2 and 19) refers instead to a "structured credit" strategy. Please clarify this inconsistency throughout the filing.

Prospectus Summary

5. Please clarify, under Principal Investment Strategy on page 2, if the adviser will actively manage the amount allocated to the various investment strategies or if there a static allocation to each strategy. Please briefly describe the factors used by the adviser to determine the relative weighting among the various strategies.

6. On page 2, under the heading Principal Investment Strategy, the disclosure states, "The Fund will likely have significant exposure to the long/short equity strategy." Please disclose if there is an anticipated allocation among the various strategies and, in particular, please quantify the expected allocation to the long/short equity strategy.

7. Disclosure on page 2 states, "Managers are likely to invest in an array of securities across the globe." Please clarify that such investments may include investments in emerging markets.

8. On page 3, please disclose any maturity, duration or quality limitations on the Fund's investments in fixed income securities. As the Fund appears to invest in distressed fixed income securities, please note that the Fund's investments may include in high-yield securities, also known as junk.

9. On page 4, disclosure includes, "The Portfolio Funds may also borrow money for nonleverage purposes such as paying expenses." Please add, if true, disclosure stating that the Fund may borrow to finance repurchases.

10. On page 4, disclosure refers to investments in swap agreements. To the extent the Fund may *directly* engage in swaps transactions, prospectus disclosure should reflect the following:

    a. If the Fund may directly invest in credit default swaps, please confirm that the Fund will set aside liquid assets to cover the notional value of credit default swaps where the Fund is the protection seller.

    b. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

11. On page 10, under Leverage Risk, please expand the risk disclosure to include that the use of leverage may create conflicts of interests and may increase management fees.

12. On page 13, under the heading No Redemptions; Repurchases of Shares, please note, if true, that the proceeds of repurchases may be paid to investors in in-kind distributions of illiquid securities.

13. On page 14, under the caption Adviser and Sub-Adviser, clarify if the sub-advisory fee is paid by the Adviser or if it is paid out of Fund assets.

14. On page 14, under the heading Distributions/Dividend Reinvestment Plan, please state, if true, that distributions paid by the Fund may include a return of capital. Also, please inform the staff whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the

distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

15. On page 14, under heading Distributions/Dividend Reinvestment Plan, disclose that an investor receiving Institutional Shares instead of cash may nevertheless owe taxes. Furthermore, clarify that because Fund shares are generally illiquid an investor may need other sources of funds to pay any taxes due. Also, please disclose that reinvestments will be made at NAV.

16. On page 15, under the caption Expense Limitation, please expand the discussion regarding the recoupment provisions pursuant to the Expense Limitation agreement.

17. In the prospectus summary, please state clearly whether the Fund will engage in borrowing during its first 12 months of operations and confirm such borrowing will be reflected in the fee table.

18. Please inform the staff whether the Fund intends to issue debt or preferred stock in the first year of operations.

Summary of Fund Expenses

19. Please provide a completed fee table in advance of the Fund seeking to go effective. We may have additional comments once that information is provided.

20. Disclosure on page 22 indicates Portfolio Funds may charge liquidation fees. Please reference the potential for such liquidation fees in the footnotes to the fee table.

21. On page 35, under the caption Purchases of Shares, disclose generally what happens to investor funds if required documentation has not been received by the specified deadlines (i.e., is a purchase rejected if the subscription agreement or other documentation is not completed prior to the purchase date).

Eligible Investors

22. On pages 32 and 33, the filing lists categories of investors included within the definition of Eligible Investors. On page 1, Eligible Investor was limited to "accredited investors" and "knowledgeable employees." Please explain the basis for inclusion of each listed category (i.e., clarify how it satisfies the accredited investor standard) or delete or revise the disclosure.

Performance

23. Please state whether the predecessor account, upon commencement, will transfer substantially all of its portfolio securities or whether the predecessor account will transfer only a portion of its assets to the Fund.

24. On page 42, under the heading Performance, disclosure states, "The Adviser does not manage any other registered investment companies in addition to the Fund." Please explain supplementally whether the adviser managed any other accounts that were materially equivalent to the Fund. If yes, please explain why the predecessor Account was chosen to be registered and other accounts

were not selected for registration. Also, clarify if any other materially equivalent account had lower performance as compared with the predecessor account.

25. Please explain to the staff whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

26. The prior performance of the predecessor Account may use either the actual expenses incurred by the Account or make a one-time adjustment for the Fund's gross expenses, i.e., before waivers or reimbursements. Please revise accordingly as disclosure indicates the adjustment to performance reflects the Fund's net expenses, "after giving effect to any fee waivers or expense reimbursements." In addition, please disclose that the adjusted expenses are less than the actual expenses of the Account. If the adjusted expenses are greater than the actual expenses, the adjustment would not be permitted in the performance presentation.

27. The Fund should include in the Statement of Additional Information at least two years of audited financial statements of its unregistered predecessor. The financial statements should be compliant with GAAP and Regulation S-X, including a full schedule of investments and financial highlights. Please note, if the most recent financial statement is dated more than 245 days prior to the effective date of the registration statement, then the filing must include updated unaudited financial statements that include a full schedule of investments.

28. The fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Use of Proceeds

29. Page 18 disclosure includes the statement, "At times when the Fund is not investing in Portfolio Funds, it will not be pursuing its investment objective." The same section indicates that the Fund may take no more than three months to invest proceeds of the offering. Please explain to the staff if there are any other times when the Fund may not be invested in accordance with its investment objective. We may have further comments.

30. The fee table assumes the Fund issues shares in an amount equal to a certain dollar figure. Please advise the staff of this figure and explain supplementally why you believe this is a reasonable estimate of sales in the first year.

Fund Expenses

31. Disclosure on page 44 states, the Fund will bear, "All organizational and initial offering costs (unless assumed by the Adviser)." Please modify disclosure indicating the adviser may assume organizational or offering costs in light of disclosure on page 41 that indicates the adviser will seek reimbursement from the Fund of any organizational or offering costs.

Expense Limitation

32. Please revise the disclosure to clarify that the termination provision does not permit reimbursement of expenses beyond 3 years from date of waiver.

<u>Dividend Reinvestment Plan</u>

33. On page 47, the disclosure states, "To the extent shareholders make an election to receive distributions in cash, the Fund may pay any or all such distributions in a combination of cash and Institutional Shares." Please explain the circumstances where the Fund may distribute a combination of cash and shares to an investor who has elected cash. We may have additional comments.

<u>Mandatory Repurchase by the Fund</u>

34. The disclosure, on page 39, states that the Fund may repurchase shares in certain situations, including when, "Institutional Shares have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder." Please explain to the staff how these repurchases are consistent with Rule 23c-2 under the Investment Company Act. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

35. The disclosure, on page 39, includes several bullets that set forth when the Fund may repurchase involuntarily some or all of a shareholder's interest in the Fund. Please delete the bullets, and revise the disclosure to state that the Fund may repurchase shares involuntarily from a shareholder at net asset value in accordance with the Fund's Agreement and Declaration of Trust and Section 23 of the 1940 Act and Rule 23c-2 thereunder.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.   Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel